SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                        HISPANIC TELEVISION NETWORK, INC.
                        ---------------------------------
                                (Name of Issuer)

              formerly known as, AMERICAN INDEPENDENT NETWORK, INC.
              -----------------------------------------------------
                           (Former name of registrant)

                          Common Stock, par value $0.01
                          -----------------------------
                         (Title of Class of Securities)

                                   43357C 10 2
                                 (CUSIP Number)

Douglas K. Miller, 3113 S. University Drive, 6th Floor, Forth Worth, Texas 76109
                                 (817) 927-0050
                      (Name, Address, and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                December 15, 1999
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following  box.     [   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240,13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 43357C 10 2                                                Page 2 of 6

(1)     Name  of  Reporting  Person  and IRS Identification No. of Above Person:

                     P. Alan Luckett and Victoria O. Luckett

(2)     Check  the  Appropriate  Box  if a Member of a Group (See Instructions).
                                                                   (a)       [X]
                                                                   (b)       [ ]

(3)     SEC  Use  Only
(4)     Source  of  Funds  (See  Instructions)

                                       OO

(5)     Check  if  Disclosure  of  Legal  Proceedings
        is  Required  Pursuant  to  Items  2(d)  or  2(e).                   [ ]

(6)     Citizenship  or  Place  of  Organization

                                     U.S.A.

Number     (7)     Sole  Voting  Power
of                              -0-
Shares
Bene-
ficially          (8)     Shared  Voting  Power
Owned                         13,646,715
by
Each
Report-     (9)     Sole  Dispositive  Power
ing                              -0-
Person
With:
     (10)     Shared  Dispositive  Power
                              13,646,715

(11)     Aggregate  Amount  Owned  by  Each  Reporting  Person

P.  Alan  Luckett  and  Victoria  O.  Luckett  own a total of 13,646,715 Shares.


(12)     Check  if  the  Aggregate  Amount  in  Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]


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CUSIP No. 43357C 10 2                                                Page 3 of 6

(13)     Percent  of  Class  Represented  by  Amount  if  Row  (11)

                                      17.5%

(14)     Type  of  Reporting  Person
                                       IN

CUSIP No. 43357C 10 2                                                Page 4 of 6

ITEM  1.     Security  and  Issuer

This  statement  is filed with respect to Shares of common stock par value $0.01
(the "Shares") of Hispanic Television Network, Inc. (formerly, American Independent Network, Inc.)("HTVN ", the "Company", the "Registrant" or the "Issuer"), whose address is 6125 Airport Freeway, Suite 200, Haltom City, Texas 76117.

ITEM  2.     Identity  and  Background

As  to  P.  Alan  Luckett:

  (a)   P.  Alan  Luckett  ("Mr.  Luckett")

  (b)   Business  address:  6125  Airport  Freeway, Suite 200 Haltom City, Texas
        76117

  (c) Mr. Luckett is a Director, CEO and President of HTVN, which operates a television network, whose address is 6125 Airport Freeway, Suite 200 Haltom City, Texas 76117.

  (d) Mr. Luckett has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  (e) Mr. Luckett was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f)   U.S.A.

As  to  Victoria  O.  Luckett:

  (a)   Victoria  O.  Luckett  ("Ms.  Luckett")

  (b)   Business  address:  6125  Airport  Freeway, Suite 200 Haltom City, Texas
        76117

  (c) Ms. Luckett is the Secretary of HTVN, which operates a television network, whose address is 6125 Airport Freeway, Suite 200 Haltom City, Texas 76117.

  (d) Ms. Luckett has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  (e) Ms. Luckett was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f)   U.S.A.

ITEM  3.     Source  and  Amount  of  Funds  or  Other  Consideration

     As to all of these Shares: On December 15, 1999, the merger of HTVN and Hispano Television Ventures, Inc. became effective. Mr. Luckett and Ms. were shareholders of Hispano Television Ventures, Inc. As a result of the merger, Mr. Luckett and Ms. Luckett exchanged their shares of Hispano Television Ventures, Inc. for Shares of HTVN.

CUSIP No. 43357C 10 2                                                Page 5 of 6

ITEM  4.     Purpose  of  Transaction

     The shareholders of HTVN and the shareholders of Hispano Television Ventures, Inc. voted to merge. HTVN is the surviving entity. Mr. Luckett and Ms. Luckett acquired these securities as a result of the merger. Mr. Luckett is now a Director, CEO and President of HTVN. Ms. Luckett is the Secretary of HTVN. Mr. Luckett was elected as a Director by the shareholders of HTVN. Mr. Luckett and Ms. Luckett may acquire more Shares of HTVN by open market purchase or through private transactions.

(a) Mr. Luckett and Ms. Luckett may, from time to time, acquire additional securities of HTVN for investment purposes. In connection with Mr. Luckett's position as Director and Ms. Luckett's position as Secretary of HTVN, Mr. Luckett and Ms. Luckett could receive options to acquire Shares of common stock of HTVN under a compensation plan, although no such plan presently exists.

(b) Mr. Luckett and Ms. Luckett have no present plans or proposals for an extraordinary corporate transaction involving HTVN.

(c) Mr. Luckett and Ms. Luckett have no present plans or proposals involving the sale or transfer of a material amount of assets of HTVN or any of its subsidiaries.

(d) Mr. Luckett and Ms. Luckett have no present plans or proposals involving any change in the present board of directors or management of HTVN, nor any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) Mr. Luckett and Ms. Luckett have no present plans or proposals for material change in the present capitalization or dividend policy of HTVN.

(f) Mr. Luckett and Ms. Luckett have no present plans or proposals for material change in HTVN's business or corporate structure.

(g) Mr. Luckett and Ms. Luckett have no present plans or proposals for changes in HTVN's charter or bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of HTVN by any person.

(h) Mr. Luckett and Ms. Luckett have no present plans or proposals for causing a class of securities of HTVN to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) Mr. Luckett and Ms. Luckett have no present plans or proposals for a class of securities of HTVN becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) Mr. Luckett and Ms. Luckett have no present plans or proposals for any actions similar to those enumerated above.

CUSIP No. 43357C 10 2                                                Page 6 of 6

ITEM  5.     Interest  in  Securities  of  the  Issuer

(a) Mr. Luckett and Ms. Luckett are the beneficial owners of 13,646,715 Shares of HTVN, which represents 17.5% of the class of securities.

(b) Mr. Luckett and Ms. Luckett have shared voting and dispositive power for 13,646,715 Shares of HTVN.

(c) All of the transactions described herein occurred during the last 60 days. All of the Shares of which Mr. Luckett and Ms. Luckett acquired beneficial ownership in connection with the merger were so acquired on December 15, 1999.

(d) Mr. Luckett is married to Ms. Luckett, which is the basis for their being a group and for their shared voting and dispositive power for 13,646,715 Shares of HTVN.

(e)     Not  applicable.

ITEM 6. Contract, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Luckett was elected as a Director by the shareholders of HTVN, and in such a capacity Mr. Luckett may vote to issue Share of HTVN for business purposes.


ITEM  7.     Material  to  be  Filed  as  Exhibits

     Merger  Agreement.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

January  4,  2000                  (signed)  /s/  P.  Alan  Luckett
-----------------                            ----------------------
     Date                                    P.  Alan  Luckett


January  4,  2000                  (signed)  /s/  Victoria  O.  Luckett
-----------------                            --------------------------
     Date                                    Victoria  O.  Luckett